Filed by Exact Sciences Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Exact Sciences Corporation

Subject Company: Genomic Health, Inc.

SEC File No.: 000-51541

Date: August 7, 2019

Raw Transcript 07-Aug-2019 EXACT Sciences Canaccord Genuity Growth Conference Corp. (EX A S ) Total Pages: 13 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS)
Canaccord Genuity Growth Conference

Raw Transcript
07-Aug-2019

CORPORATE PARTICIPANTS

Jeffrey T. Elliott
Chief Financial Officer, EXACT Sciences Corp.

MANAGEMENT DISCUSSION SECTION

Unverified Participant

All right. We're going to get started it's 9:00. Very pleased to welcome back EXACT Sciences. Many of you know EXACT and have seen their commercials. They sell Cologuard. It's a tremendous noninvasive colon cancer screening test. The company has really been a spectacular stock. They've been one of our top picks for the last three consecutive years. The returns have been outstanding. EXACT remains a topic and they just came off a very strong Q2. They also came off as surprising announcing to acquire Genomic Health which was just last week.

So, I'm really pleased to welcome back exact CFO, Jeff Elliott. Thanks Jeff for being here.

Jeffrey T. Elliott
Chief Financial Officer, EXACT Sciences Corp.

Thanks, Mark it's good to be back.

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EXACT Sciences Corp. (EXAS) Canaccord Genuity Growth Conference Raw Transcript 07-Aug-2019 QUESTION AND ANSWER SECTION Q All right. So, why don't we start with the Genomic Health acquisition? You named a long list of reasons to acquire the company rising to the top for me seems to be emerging leading brands, leveraging their labs, R&D talent, sales people and ability to tap in a Genomic's global infrastructure, which of these factors do you think rose to the top three? ... A The way I look to the market we are bringing together two of the leading brands in cancer diagnostics. Cologuard is [indiscernible] (01:17) revenue and Genomic Health generate $450 million in revenue. So, these are two the leading brands out there. Bringing these two companies together positions us for the next 10 years. The diagnostics landscape is rapidly evolving. Today, diagnostics represent only about 2% of all healthcare spending yet about 70% of all healthcare decisions are informed by diagnostics. Longer term for us to bring down this overall rising cost spend in healthcare, we need better diagnostics. We need more accurate diagnostics. We need to find ways to better diagnose disease earlier and more accurately. And this combination with Genomic Health brings together two of the leading teams that will help us serve this market for many years to come. Two areas I'd call specifically one is on the R&D side. Bringing together these two highly talented teams, we'll also bring more products to market more quickly. As an example of that, at Exact Sciences, we have a partnership with the Mayo Clinic. We've been looking at the top 15 cancers. In most of those, we discovered biomarkers that at the tissue level are 100% accurate at determining cancer [indiscernible] (02:21) tissue. When we – when we add the talent from Genomic Health, they bring the really – a very talented team [ph] measuring (02:28) clinical evidence. They published over 150 peer-reviewed publications over the past 20 years. Their ability to generate evidence is key to launching new diagnostics. On the Exact side, sample collection has been a rate limiter. It is an indie diagnostics company. Getting access to samples can slow down development and launch of new tasks. Well, Genomic Health has a 100% oncology sales force. The relationships they have with oncologists will help us gather samples more quickly and hopefully bring products to market more quickly. The second thing I'd point out is on the commercial side. So, once we have these products launched on the market, Genomic Health enhances our commercial footprint. Combined, we'll have a commercial team of over 1,000 people that spans the globe. At Exact, we're calling primary care physicians, GIs, and OB-GYNs. Genomic Health calls on the ecologists, the breast surgeons, and neurologists, and they also have an international footprint today about 100 people. That will allow us to commercialize our products more quickly and more fully. So, just think of international. For us to build that as we launch through tests internationally, we – that would take us at least two or three years to build up that team. Well, . Genomic Health has a very talented team internationally, so we can launch our products through and accelerate the time to market and growth of those products. 3 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Canaccord Genuity Growth Conference Raw Transcript 07-Aug-2019 Q I think you answered my second question. When you are contemplating buy versus build, you thought getting it now as opposed to waiting two to three years. Is that a fair assessment? ... A On the lab side? ... Q Yeah. ... A Absolutely. So the important thing here is Genomic Health has a lab in California, in San Francisco. And because it's in San Francisco they are – they fall within the Palmetto or the MolDX jurisdiction. And that's important for launching new diagnostics due to the MolDX jurisdiction has a very progressive approach to covering and reimbursing new diagnostic tests. So ultimately we would have needed a lab in a MolDX jurisdiction. So now with Genomic Health we have one, let's us facilitate the launch and ultimately the growth of new products. ... Q Great. You talked about international opportunity. Obviously Genomic Health sells in 90 countries. They have been global for a long time. Now, as I'd think about EXACT Sciences you're really a U.S. company today. I think a couple of years ago you tried offering Cologuard outside the U.S. for a brief period of time. When was that and why didn't you decide to expand the launch of Cologuard more broadly o-U.S.? ... A Cologuard was on the market internationally in both Europe and the Middle East back in 2015. The reason why we did that is because outside the U.S. colon cancer screening rates are far lower. In fact in Europe there are about 25%, compared in the U.S. at about 60%. That delta in screen rates is why in Europe their death rates from colon cancer is over twice in what it is here. In the U.S. we have about 50,000 deaths per year from colon cancer. In Europe it's well over a 100,000 for a similar sized population. So we think Cologuard makes a lot of sense in Europe which is why that was the investment case for going to Europe. We did not see the effects that we had hoped. Ultimately, we decided we saw a better return on investment in the U.S. We spent about $10 million launching it internationally. In that $10 million we thought it was better suited in the U.S. on things like TV and growing our footprint here. Ultimately, we plan to go back to Europe initially likely with our pipeline test. So next year we plan to make our liver test available in the U.S. And further down the road, we'll market internationally. We're also working on a 4 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Canaccord Genuity Growth Conference Raw Transcript 07-Aug-2019 colon cancer screening blood-based test that we plan to launch outside of the U.S. So the international footprint will be key as we bring new tests to market. ... Q The colon blood test for OUS, is that for screening or could that a little bit different? How could it be different than Cologuard? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. It will be screening. And for the reason why we think that blood has actually worked better outside the U.S. in the stool-based test. Cologuard in the U.S. was for $650. The Medicare reimbursement is about $500. In Europe, colonoscopy cost was €250. Most of Europe does not use a colonoscopy because it's too expensive. It's only routinely used in a few countries. Most of Europe uses the FOBT test, the fecal occult blood test which costs about €5. Coming into Europe with a $500 price point or $650 price point was not something that we think could work going forward. Our blood-based test we kind of launched with a price point probably in the $150 to $200 range, we think that that has actually worked much better in Europe. In Europe, what is really key is having a very high specificity; in other words, a very low false positive rate. The FOBT test has a false positive rate of about 5%. Even that leads to a long backlog of people waiting to get a colonoscopy. In Europe, you [indiscernible] (07:20) about a one-year delay after a positive stool blood test to get a colonoscopy. Anything you can do to bring that down would be helpful, so when including your access point, it was a very specific test with a low false positive rate even at the cost of a lower sensitivity rate because that is better suited for the European market. ... Q It's great. And you talked about the mortality being severe OUS in colon cancer. Do you happen to have a global total addressable market for colon cancer screening. The U.S. market, I think, it's sized around 18. ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. Yeah, that's correct. It's around $18 billion in the U.S., and that includes ages 45 to 85. Today our label is only for – our target market is for people ages 50 to 85. We are working with the FDA to expand that to include the 45-to 49-year-old age group. ... Q Yeah. ... 5 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Canaccord Genuity Growth Conference Raw Transcript 07-Aug-2019 A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. So our current market is $15 billion in the U.S. When we add in 45, that will bring that to $18 billion. The global market is at least I think – big question globally is how much of that can somebody capture given that the screening rates are far lower outside the U.S. You can't – you won't be able to capture the same share outside the U.S. as you can in the U.S. Our U.S. target is to capture at least the 40% share, which long-term equates to $7 billion of revenue. Outside the U.S., I think any market share goals will be far lower than that. ... Q Okay got it. Genomic Health had commercial rights to this [indiscernible] (08:39) instrument platform, which is a very compelling platform in my view. How confident are you that you will assume these commercial rights that they had? And do you think you'll be able to leverage that instrument platform? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. So the [indiscernible] (08:54) platform is intriguing. It's too early for me to say how we plan on using it going forward. It's something that we are investigating, and we will investigate with them over time. ... Q Okay. At EXACT, you talked about it earlier. You've been calling on OB-GYNs. Genomic Health has been calling on oncologists and surgeons. You talked about the $25 million cost synergy with Genomic Health within the third year. There were some investors that didn't quite understand the deal. I don't think I was one of them but some analysts and investors that didn't quite get it, the things I had heard is it does slow down the EXACT Sciences ultra top-line growth rate. But at the same time it does open up the world and it opens up diversification in infrastructure. So how did you guys balance the near-term and the long term dynamics? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. Genomic Health adds significant revenue synergies and that's really the reason we did this combination. Genomic Health, I mentioned before, opens up this combination. [indiscernible] (09:52) I mentioned before opens up the international markets. It will also accelerate the launch and development and launch of products within the U.S. So longer term, it is incremental to our growth and growth rates. Near term, obviously with Cologuard, the focus is on making sure that momentum continues. I don't expect this deal to negatively impact the Cologuard rate, I'll go through it one bit. The cost synergy number, that represents about 2% of the combined OpEx for these companies. And the reason why that number is appropriate is that we are combining these two companies to add additional capabilities. We are not combining them to reduce costs. Longer term, this is more about the revenue synergies that it produces, not the cost synergies. When you look at the combination analysis that we did, we do not bake in any revenue synergies. We only baked in the $25 million of cost synergies, which – that's a number that over time I think we can exceed. We also did not bake in the $40 million of tax benefits that this deal provides. 6 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Canaccord Genuity Growth Conference Raw Transcript 07-Aug-2019 Even commercially launched, I think you're in your fifth year and yet you still manage to grow 94% in Q2. This is the fastest clip in six quarters and you beat us in the street by almost $20 million. So Q2 volumes grew in lockstep with revenues at 93%, up 24% sequentially. So your growth is frankly amazing. Are you able to attribute how much of this growth came from your work with Pfizer? ... A We're fortunate to have a broad based set of growth drivers today. When you look at the main ones, the top three or four, our sales force, today with 350 reps in the field and over 100 reps on the inside [indiscernible] (11:26) and physicians. The sales force continues to get more productive. When I look at all the different cohorts of reps, whether they've been with us five years or one year, they are getting more productive. So that's a great sign, that's always be a years of growth ahead from our sales force. On top of that, last year we layered in the Pfizer sales team. Pfizer is about nine months into this partnership and they're doing a very good job. They are ramping as you would expect. We historically said that it takes to [indiscernible] (11:51) 6 to 12 months to get productive. Now, Pfizer is writing that sweet spot. So, I expect over the life of our partnership with Pfizer for the rest to continue getting more productive. On top of that, last year, we had significant market access gains. We signed a contract with Blue Cross of Illinois, Cigna and some among others. That additional market access has been a big growth driver as well. Today, we can tell our patients that about 93% of Cologuard users pay zero out-of-pocket. And this is key. Typically, for preventive medicine, patients don't want to pay anything. So today, effectively, nearly all of our patients have zero out-of-pocket which is a very strong message. So, that it enhance market access with their message. It has been very powerful. The last thing I would add is that our marketing campaign has been highly effective. Up until we announced the Pfizer partnership last year, about 90% of the new providers that ordered Cologuard, we had never called on. So, we were adding about 10,000 per week-I'm sorry, per quarter – 10,000 new providers per quarter. And our sales force haven't call then almost all of them until they placed their first order. With that means, their sales force can focus on driving incremental penetration in the existing ordering base because marketing is doing such a good job of bringing new doctors to Cologuard. Now with Pfizer, we've off the amount we're spending on TV. Pfizer contributes about $20 million per year towards advertising and promotion, above what we had been spending. Additionally, we can take our ad dollars and deploy them through Pfizer. Their ad rates are far better than ours, so our ad dollars go much further now. Because of that efficiency, we went on network TV for the first time last October. So, we're reaching a far broader audience. So, I think those are the top growth drivers. Internally, we track them closely. Externally, we don't typically report how much each one is adding, right? Yeah, you're talking about how you are doing, about 10,000 a quarter. I think you peaked at 15,000 and it went to 14,000. In the last quarter, it was a little over 13,000. Should we be thinking somewhere between, I don't know, 12,000 and 15,000. How do you think about that number going forward? ... 7 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Canaccord Genuity Growth Conference Raw Transcript 07-Aug-2019 A So we have been at 10,000 new providers per quarter from the second quarter of 2016 to the third quarter of 2018. It's been very consistent quarter-to-quarter. Over the past three quarters, the number has been a little bit higher in part because of the factors I mentioned, TV, Pfizer, the market access. Going forward, our goal is to try to keep that number above 10,000 for as long as we can. Today, over 40% of primary care providers have ordered at least one Cologuard. At some point, and we've been saying this for several quarters now, at some point, the number of new providers will go down because it captures such a big part of the market. The more important growth driver is getting the order rate up, the number of orders per physician, per quarter, and getting that rate up. ... Q Yeah. ... A That's where our sales force is focused. And when you look at that, there's a long runway ahead there. We've captured just between 5% and 10% of the average doctor's practice. So the average doctor out there in primary care has 2,000 patients. Of those, about 500 would be on label in our target market for Cologuard. Of the 500, about half have been screened in the past 10 years. So they're not due right now. So really, there's 250 patients per primary care doctor out there that can use Cologuard right now. And again, over 93% pays zero out of pocket. So this is a huge market and we're just getting started. Our broader market share is less than 6% today. So there's a long way for us to grow. ... Q Can you talk about how Pfizer – things were going so well at Pfizer that they decided to basically expand the commercial partnership and include the OB-GYN sales force as well. Did that make much of an impact in Q2? ... A It has. The Pfizer Women's Health team is very effective. They carry some products like PREMARIN that has been around for quite some time. They're still very important products for Pfizer. Cologuard makes a lot of sense in the women's health market. Many women still see women's health doctor an OB/GYN for years as their primary care doctor. And in that conversation they're often talking about screening breast cancer, cervical cancer, colon cancer comes up in about 25% of the time that an OB/GYN sees a woman. So it makes sense to promote Cologuard to that market. Overtime, as we expand the label for Colorguard into the 45 to 49 year old population, the women's health market continue to be more attractive. They did – they have had a nice impact, the number of new providers that were added in women's health per week has doubled since Pfizer [indiscernible] (16:20) calling on them. Again, the more important driver is getting that order rate up and we've seen that order rate continue to grow too. ... 8 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Canaccord Genuity Growth Conference Raw Transcript 07-Aug-2019 Q Okay. Just going back to the Q2 beat, you also beat the street by $0.26 a share in the bottom line. And so the other thing I think of is Genomic Health gross margins are over 84% and yours are at 74%. So when I think of the strong execution on your topline core Colorguard with the bottom line performance there's obviously strong operating leverage in your model layer in higher revenue accretion with Genomic Health. And now I think investors are starting to think more about profitability. Are you thinking that if there is a path to profitability in call it the 2021 timeframe, how are you guys thinking about that? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. Part of what this combination with Genomic Health is so exciting is the accretion that it adds. So obviously, the topline it adds a lot of revenue. So next year combined we expect to generate $1.6 billion of revenue and about $1.2 billion of gross profit. So it adds, it grows to be significantly if you think of the word [indiscernible] (17:26) last year we generated just over $400 million of revenue. This year we've guided to just over $800 million and next year $1.6 billion on the top line. So we're quadrupling the revenue base in just two years so [indiscernible] (17:39) topline. Gross margin, our gross margin last quarter was about 74%. As you mentioned, there is about 10 points higher, so it's accretive to our operating margin. It is highly accretive to our – I'm sorry, it's good to growth and to our operating margin. ... Q Yeah. ... A We expect [indiscernible] (17:54) to add $100 million of adjusted EBITDA next year and generate a positive adjusted EBITDA next year. So to answer your question, yes, we expect to be profitable on an adjusted EBITDA basis next year. ... Q Okay. That's good enough, but not yet ready to declare profitability on a net basis as combined? ... A Well, keep in mind on a GAAP basis, with a combination like this, there will be a big intangible albeit it's amortized. So on a GAAP basis, net income would not be profitable next year. ... Q 9 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Canaccord Genuity Growth Conference Raw Transcript 07-Aug-2019 Yeah. Understood. Cologuard reordering, so this isn't a one-and-done test. I know Oncotype DX is a one-and-done. Cologuard is not, right? So if you get a positive, you go to colonoscopy; if you get a negative, you can come back every three years. How are you guys doing in trying to get back the Cologuard negatives that were ordered three or four years ago? And did you see any contribution in Q2? ... A So to the three years screen is one of the most exciting parts of our business model. If you look at the patients from last year alone, know that probably 80% to 85% of them would be due again in three years. Well, that represents about $250 million revenue opportunity in three years. And the beauty of our model is that we are an end-to-end provider, we know which reps called them, which docs. We know which patients the doctor ordered for, we know whether that patient complied and whether it was positive. We knew what insurance that patient is on and exactly when they're due. That creates what today we believe is the largest and most detailed colon cancer database in the world and we can use that for many years to drive a business going forward. And we can market right back to those patients and rights to the provider. And what we do is we reach out to the patient with a letter, in the future when we go live onto Epic, we can reach out through an electronic alert, email, text messages right to the patient and to the provider, we can present alerts, remaining them that it's time to get screened again. Cologuard is recommended by the guidelines and covered by Medicare every three years. The reason why you do that is colon cancer can form spontaneously. The average dwell time from an early polyp to a full blown cancer is 10 to 15 years. So if you repeat screening every three years with Cologuard, you can catch a high percentage of the pre-cancers before they even turn into cancer and that's really important. This is really about prevention. ... Q Yeah. ... A As far as the progress there, this is an area of the business that we're not performing as well as we had hoped. Up until about a year ago, we were reaching out to patients and when the patient got that Cologuard kit for a three-year rescreening, they would comply at a very high rate. The area we need to improve upon is getting physicians to order Cologuard as quickly after that three-year deadline or the three-year interval if possible. There – about a year, we geared our reps up to start calling in doctors and making sure doctors were aware of the three-year interval. So we are seeing improvement results. It's now where it should be, but we are seeing improving results week-on-week. ... Q Okay, great. You've talked about potentially launching a pilot program for consumer-initiated testing, recognizing that even people in this room may not have a primary care physician. So, how do you think that that expands your market access and can you just give us thoughts on how many Americans might not have a PCP, and how would you sight this incremental opportunity and when do you expect to roll it out? ... 10 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Canaccord Genuity Growth Conference Raw Transcript 07-Aug-2019 A So this initiative it is not – it won't expand addressable market. The addressable market is still $15 billion. What this will help us do is reach patients that today aren't going to a provider. So if you look on Medicare for example, probably 75% of people on Medicare don't have a physical in a given year. So a majority of patients aren't going in for preventative medicine. That is part of the beauty of Cologuard. Cologuard is not done within the office. It's a patient collected sample. It's a stool sample in the comfort of your own home.That's a big advantage over a blood-based approach. On blood-based approach you actually – you have to go into an office and get it collected, which is why we think the compliance in Cologuard is probably better than what you see in other modalities. So, this pilot you have referred to we plan to roll out this year. One example of the part of the market we may approach with this is the payers. There's payers out there today, large players who have – who really care about their quality scores. So, for example if you're at a big Medicare Advantage plans you're rated every year on the stars program. Colon cancer screening is one of the most difficult metrics to improve your Stars source with. Cologuard is a way for payers to get more people screens quickly. So, we're in discussions with payers on approaches such as consumer initiative testing where the payer could direct patients to Cologuard and we can facilitate the order in that way. So, keep in mind Cologuard is available by prescription only, so we can never go around the primary care – a physician. But [indiscernible] (22:34) this can help us attack the payer market as well as employers. At EXACT and I'm sure many of your companies every year we do an annual health screening. Yes it takes up. You do a survey, you have to do a blood test – blood cholesterol, blood sugar. Well in addition to that some companies are rolling out colon cancer as one of the annual metrics they look. Cologuard could be used as part of an employer initiated program where you have a portal that you could address let's say one of your employees to get screened. For years you've been working with the Mayo Clinic to develop a blood-based colon cancer screening test. In some ways, I think some of us would think that that would cannibalize Cologuard. Now you haven't unveiled the data yet, I think you've said it's not quite there yet. Do you believe that this data needs to be as good or better than Cologuard? And I ask because theoretically couldn't the patient compliance to blood be higher than stool and therefore it doesn't have to be better? How do you think about that? ... A The long term the way I see colon cancerevolving is that you go from Cologuard having 6% share and colonoscopy maybe 50% share to longer term colonoscopy having above 40% and Cologuard about 40% share. And what that means is the number of screening colonoscopies with population growth would stay flat over time but Cologuard will go from where we're at today, 40% which represents about 11 million test per year. We think those two tests will dominate the market with about 80% share combined and because those are the two test that offered 90%-plus early stage cancer sensitivity and that's important because early stage cancer is considered to be curable. Cologuard can find 94% of curable stage cancers. Blood-based testing will likely come nowhere near that. If you look at the FIT test, the FIT test could find about two thirds of early stage cancers. The FIT test is probably where the blood test will compete. The FIT test represents about 10% the market, we think that longer term blood testing will compete for the last 5% or 10% share because those are the two tests that will offer similar lower sensitivity. Blood-based testing, the challenge with that is twofold. One is the accuracy on 11 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Canaccord Genuity Growth Conference Raw Transcript 07-Aug-2019 early stage cancers because there's a biological barrier in the colon that limits the ability to accurately detect stage 1 cancer in the blood. And because your colon is designed to do two things, take what's inside and get it out of the body and also keep it inside from going out into your bloodstream. If the colon didn't do that, we will all have sepsis and die very quickly because your colon is full of bacteria. Early stage colon cancer doesn't routinely end up in the blood because your – the inner wall to your colon does not have a blood supply. We haven't talk typically later stage 2, that's the colon cancer protrudes out into the blood supply and outer wall of the colon which means early – again, stage 1 colon cancer is very hard to find in the blood accurately. Now as you look at studies out there, oftentimes you see higher levels of performance but keep in mind that those studies typically don't have early stage 1 cancers in them because stage 1 cancers aretypically removed on a screening colonoscopy. If you draw blood after screening colonoscopy, that person doesn't have cancer anymore, so therefore they cannot be included in your study. So, the biggest part of the market, the most difficult cancer to attack is typically not in blood-based case control study that you see. The only way you can get those cancer cases is through a prospective study, which is why when you go from a case control study to a prospective study, you typically lose 5 or 10 points of [ph] performance (26:03). ... Q Right. ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. And that's the part of the market you have to find colon cancer in. 75% of all colon cancers in a screening study are stage 1 or 2. About 45% of that – 45 points of that is stage 1. So, that's the single biggest part of the market, and you have to actually detect that or you don't have a test. We think the blood-based tests out there again will compete for the last 5 or 10 points of the market with the [ph] FID (26:26) test. The other problem that the blood-based test will have is cost. The cost per test of Cologuard last quarter was $123. Longer term, we think we can get that down below $100. Blood-based tests that use a sequencing approach will struggle to get their cost per test down below $300. Economically, I don't see how that works because we think that Medicare would like to reimburse those tests in the $150 to $200 range. So, if you have a cost per test over $300, I don't see how economically you can make money on that. ... Q Okay. We've got probably one more minute. Jeff, what would you tell to investors that don't – still don't understand the agreement to merge with Genomic Health? What do you think is under-appreciated and what do you think you're most excited about? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. I'm most excited about our ability to help out patients. Today, about 50% of the people who use Cologuard had never been screened before. Genomic Health helps women with a very difficult decision. Is my cancer likely to 12 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS)
Canaccord Genuity Growth Conference
Raw Transcript
07-Aug-2019

recur or not? Will I benefit from chemo? So, our ability to help patients, that's why we're in this. And I think that longer term, that's what keeps people motivated.

Unverified Participant

Okay. Great. Jeff, thanks so much.

Jeffrey T. Elliott

Chief Financial Officer, EXACT Sciences Corp.

Thanks, [ph] Mark (27:32).

Unverified Participant

Yeah.

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Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this communication regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any  law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations;  the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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Additional Information

In connection with the proposed transaction, Exact Sciences will file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Genomic Health’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health when it becomes available. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at (608) 535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a

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prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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